Exhibit 3(I)

SOSID: 0621677 Date Filed: 8/15/2005 4:53:00 PM Elaine F. Marshall North Carolina Secretary of State C200522700526

EXHIBIT 3(i)

ARTICLES OF AMENDMENT

TO

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

MIDCAROLINA FINANCIAL CORPORATION

a North Carolina corporation

Pursuant to the provisions of Article 55,10,01 of the North Carolina Business Corporation Act (the “NCBCA”), MidCarolina Financial Corporation, a North Carolina corporation (the “Corporation”), hereby adopts these Articles of Amendment (these “Articles of Amendment”) to its existing Amended and Restated Articles of Incorporation, as currently in effect (collectively, the “Restated Articles”).

ARTICLE ONE

The name of the corporation is MidCarolina Financial Corporation.

ARTICLE TWO

These Articles of Amendment hereby amend the Restated Articles by amending and restating Section 2.3 of Article II of the Restated Articles as follows:

“Section 2.3. The shares of Preferred Stock may be issued form time to time by the Corporation, and the Board of Directors may create and divide such shares into series within that class, and such shares and the shares of each such series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations and relative rights (or qualifications, conditions or restrictions thereon) as the Board of Directors may and hereby is authorized to determine.

(a) Noncumulative Perpetual Series A Preferred Stock. A series of Preferred Stock of the Corporation shall be created out of the authorized but unissued shares of the capital stock of the Corporation, such series to be designated Noncumulative Perpetual Series A Preferred Stock, to consist of 5,000 shares (the “Series A Preferred Shares”), no par value per share, the preferences, relative and other rights, and qualifications, limitations or restrictions of which shall be (in addition to those set forth in the Corporation’s Articles of Incorporation, as amended and restated) as follows:

(1) Liquidation Value. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series A Preferred Shares at the time outstanding will be entitled to receive out of the assets of the Corporation available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Series A Preferred Shares upon liquidation, liquidating distributions in the amount of $1,000.00 per share, plus the amount of accrued and unpaid dividends thereon (whether or not declared) from the beginning of the quarterly dividend period in which the liquidation occurs to the date of liquidation and any authorized and declared but unpaid cash dividends from prior Dividend Periods.

After payment of the full amount of the liquidating distributions to which they are entitled pursuant to the preceding paragraph, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Corporation. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the full amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking on a parity with the Series A Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Corporation, then the holders of the Series A Preferred Shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise respectively would be entitled.

For the purposes of this Section 1, the consolidation or merger of the Corporation with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute the liquidation, dissolution or winding up of the Corporation.

(2) Dividends.

(a) Payment of Dividends. Holders of Series A Preferred Shares shall be entitled to receive, if, when and as authorized and declared by the Board of Directors, out of assets of the Corporation legally available therefor, cash dividends at a fixed annual rate equal to 8.342% from August 15, 2005 to August 15, 2010 (the “Fixed Rate Period”) and thereafter at a variable rate equal to LIBOR plus 3.75% of the $1,000.00 liquidation preference per share (the “Coupon Rate”). Such noncumulative cash dividends shall be payable, if authorized and declared, quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on November 15, 2005 (each such date, a “Dividend Payment Date”), or, if any such Dividend Payment Date is not a Business Day (as defined below), then any dividends payable will be paid on, and such Dividend Payment Date will be moved to, the next succeeding day, other than a Saturday, Sunday or any other day on which banking institutions in New York City are permitted or required by any applicable law or executive order to close (a “Business Day”). If any Redemption Date (as defined below) falls on a day that is not a Business Day, then the principal, and/or dividends payable on such date will be paid on the immediately preceding Business Day. Each authorized and declared dividend shall be payable to holders of record of the Series A Preferred Shares as they appear on the stock books of the Corporation at the close of business on such record date, which shall be 15 calendar days preceding each Dividend Payment Date therefor, (each such date, a “Record Date”); provided, however, that if the date fixed for redemption of any of the Series A Preferred Shares occurs after a dividend is declared but before it is paid, such dividend shall be paid with the redemption price to the holder thereof as of the redemption date. Dividend periods (each, a “Dividend Period”) shall commence on and include the first day, and shall end on and include the last day, of the quarterly period in which the corresponding Dividend Payment Date occurs; provided, however, that the first Dividend Period (the “Initial Dividend Period”) shall commence on and include August 15, 2005, and shall end on and include the next succeeding Dividend Payment Date.

During the Fixed Rate Period, the amount of dividends payable for any Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months and the amount payable for any partial period shall be computed on the basis of the number of days elapsed in a 360-day year of twelve 30-day months. Upon expiration of the Fixed Rate Period, the amount of dividends payable for any Dividend Period will be computed on the basis of a 360-day year and the actual number of days elapsed in the relevant Dividend Period.

Except as herein expressly provided, holders of the Series A Preferred Shares shall not be entitled to any dividend, or any sum of money in lieu thereof, in respect of any dividend payment or payments on the Series A Preferred Shares authorized and declared by the Board of Directors that may be unpaid. Any dividend payment made on the Series A Preferred Shares shall first be credited against the earliest authorized and declared but unpaid cash dividend with respect to the Series A Preferred Shares.

(b) Subsequent to expiration of the Fixed Rate Period, LIBOR shall be determined by a party appointed by the Corporation (the “Calculation Agent”) in accordance with the following provisions:

(i) On the second LIBOR Business Day (provided, that on such day commercial banks are open for business (including dealings in deposits in U.S. dollars) in London (a “LIBOR Banking Day”), and otherwise the next preceding LIBOR Business Day that is also a LIBOR Banking Day) prior to each Dividend Payment Date (or, with respect to the first Dividend Period upon expiration of the Fixed Rate Period, on August 15, 2010), (each such day, a “LIBOR Determination Date”) for such Dividend Period), the Calculation Agent shall obtain the rate for three-month U.S. Dollar deposits in Europe, which appears on Telerate Page 3750 (as defined in the International Swaps and Derivatives Association, Inc. 2000 Interest Rate and Currency Exchange Definitions) or such other page as may replace such Telerate Page 3750 on the Moneyline Telerate, Inc. service (or such other service or services as may be nominated by the British Banker’s Association as the information vendor for the purpose of displaying London interbank offered rates for U.S. dollar deposits), as of 11:00 a.m. (London time) on such LIBOR Determination Date, and the rate so obtained shall be LIBOR for such Dividend Period. “LIBOR Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banking institutions in The City of New York or Wilmington, Delaware are authorized or obligated by law or executive order to be closed. If such rate is superseded on Telerate Page 3750 by a corrected rate before 12:00 noon (London time) on the same LIBOR Determination Date, the corrected rate as so substituted will be the applicable LIBOR for that Dividend Period.

(ii) If, on any LIBOR Determination Date, such rate does not appear on Telerate Page 3750 or such other page as may replace such Telerate Page 3750 on the Moneyline Telerate, Inc. service (or such other service or services as may be nominated by the British Banker’s Association as the information vendor for the purpose of displaying London interbank offered rates for U.S. dollar deposits), the Calculation Agent shall determine the arithmetic mean of the offered quotations of the Reference Banks (as defined below) to leading banks in the London Interbank market for three-month U.S. Dollar deposits in Europe (in an amount determined by the Calculation Agent) by reference to requests for quotations as of approximately 11:00 a.m. (London time) on the LIBOR Determination Date made by the Calculation Agent to the Reference Banks. If, on any LIBOR Determination Date, at least two of the Reference Banks provide such quotations, LIBOR shall equal the arithmetic mean of such quotations. If, on any LIBOR Determination Date, only one or none of the Reference Banks provide such a quotation, LIBOR shall be deemed to be the arithmetic mean of the offered quotations that at least two leading banks in the City of New York (as selected by the Calculation Agent) are quoting on the relevant LIBOR Determination Date for three-month U.S. Dollar deposits in Europe at approximately 11:00 a.m. (London time) (in an amount determined by the Calculation Agent). As used herein, “Reference Banks” means four major banks in the London Interbank market selected by the Calculation Agent.

(iii) If the Calculation Agent is requited but is unable to determine a rate in accordance with at least one of the procedures provided above, LIBOR for the applicable Dividend Period shall be LIBOR in effect for the immediate preceding Dividend Period.

(iv) All percentages resulting from any calculations on the Series A Preferred Shares will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

(v) On each LIBOR Determination Date, the Calculation Agent shall notify, in writing, the Corporation and the Paying Agent of the applicable Coupon Rate in effect for the related Dividend Period. The Calculation Agent shall, upon the request of the holder of any Series A Preferred Shares, provide the Coupon Rate then in effect. All calculations made by the Calculation Agent in the absence of manifest error shall be conclusive for all purposes and binding on the Corporation and the holders of the Series A Preferred Shares.

(c) Dividends Noncumulative. The right of holders of Series A Preferred Shares to receive dividends is noncumulative. Accordingly, except as herein expressly provided, if the Board of Directors does not authorize or declare a dividend payable in respect of any Dividend Period, holders of Series A Preferred Shares shall have no right to receive a dividend in respect of such Dividend Period and the Corporation shall have no obligation to pay a dividend in respect of such Dividend Period, whether or not dividends are authorized and declared payable in respect of any subsequent Dividend Period.

(d) Priority as to Dividends; Limitations on Dividends on Junior Equity. If full dividends on the Series A Preferred Shares for any Dividend Period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments for three consecutive Dividend Periods, the most recent of which is the then current Dividend Period, no dividends or distributions shall be authorized, declared or paid or set aside for payment with respect to the Common Stock or any other stock of the Corporation ranking junior to the Series A Preferred Shares as to dividends or amounts upon liquidation (together with the Common Stock, “Junior Equity”) or any stock on parity with the

Series A Preferred Shares as to dividends or amounts upon liquidation (“Parity Stock”), nor shall any Junior Equity or Parity Stock be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Corporation (except by conversion into or exchange for other Junior Equity).

(e) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) for any Dividend Period on the Series A Preferred Shares, all dividends declared on the Series A Preferred Shares and any other series ranking on a parity as to dividends with the Series A Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Shares and each such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then current Dividend Period, per Series A Preferred Share (which shall not include any accumulation in respect of unpaid dividends for prior Dividend Periods) and full dividends, including required or permitted accumulations, if any, on the stock of each such other series ranking on a parity as to dividends with the Series A Preferred Shares bear to each other.

(3) Paying Agent. Subsequent to execution hereof, the Corporation shall appoint a party responsible for the administration of payments made by the Corporation to holders of the Series A Preferred Shares (the “Paying Agent”). The Corporation shall remain at all times liable for the payments remitted to the Paying Agent for distribution to the holders of the Series A Preferred Shares.

(4) Special Redemption.

(a) Upon the occurrence and continuation of a Capital Treatment Event (as defined below, and a “Special Event”), the Corporation shall have the right to redeem the Series A Preferred Shares, in whole or in part, at any time, within 90 days following the occurrence of a Special Event (the “Special Redemption Date”), at the Special Redemption Price (as defined below).

(b) Any redemption pursuant to the preceding paragraph will be made, subject to the receipt by the Corporation of prior approval from any regulatory authority with jurisdiction over the Corporation if such approval is then required under applicable capital guidelines or policies of such regulatory authority, upon not less than 30 days’ nor more than 60 days’ notice. If the Series A Preferred Shares are only partially redeemed by the Corporation, the Series A Preferred Shares will be redeemed pro rata or by lot or by any other method utilized by the Trustee.

“Capital Treatment Event” means the receipt by the Corporation of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision thereof or therein, or as the result of any official or administrative pronouncement or action or decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of original issuance of the Series A Preferred Shares, there is more than an insubstantial risk that, within 90 days of the receipt of such opinion, the aggregate liquidation amount of the Series A

Preferred Shares will not be eligible to be treated by the Corporation as “Tier 1 Capital” (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve or OTS, as applicable (or any successor regulatory authority with jurisdiction over bank, savings & loan or financial holding companies), as then in effect and applicable to the Corporation; provided, however, that the inability of the Corporation to treat all or any portion of the liquidation amount of the A Preferred Shares as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event, if such inability results from the Corporation having cumulative Preferred Stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve or OTS, as applicable, may now or hereafter accord Tier 1 Capital treatment in excess of the amount which may now or hereafter qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines.

“Special Redemption Price” means, with respect to the redemption of the Series A Preferred Shares following a Special Event, an amount in cash equal to 105% of the principal amount of Series A Preferred Shares to be redeemed prior to the Call Date (as defined below) and thereafter equal to the percentage of the principal amount of the Series A Preferred Shares that is specified below for the optional redemption at the Redemption Price (as defined below) plus, in each case, (i) all accrued but unpaid dividends for the current Dividend Period (whether or not declared) to, but excluding such Special Redemption Date and (ii) all accrued but unpaid dividends that have been declared with respect to one or more prior Dividend Periods (but without accumulation of any previously undeclared and unpaid dividends for prior Dividend Periods) to the Special Redemption Date:

(5) Optional Redemption.

(a) Other than pursuant to a Special Event, the Series A Preferred Shares will not be redeemable prior to August 15, 2010 (the “Call Date”). On or after such date, the Series A Preferred Shares will be redeemable at the option of the Corporation (after giving notice as set forth herein and upon receipt of prior approval from the Board of Governors of the Federal Reserve) on any Dividend Payment Date (the “Redemption Date”), in whole or in part, at any time or from time to time, at a redemption price equal to an amount in cash equal to the percentage of the principal amount of the Series A Preferred Shares that is specified below (the “Redemption Price”) for the applicable Redemption Date plus, (i) all accrued but unpaid dividends for the current Dividend Period (whether or not declared) to, but excluding such Redemption Date and (ii) all accrued but unpaid dividends that have been declared with respect to one or more prior Dividend Periods (but without accumulation of any previously undeclared and unpaid dividends for prior Dividend Periods):

Redemption During the 12-Month Period Beginning August 15	Percentage of Principal Amount
2010	105.0%
2011	104.5%
2012	104.0%
2013	103.5%
2014	103.0%
2015	102.5%
2016	102.0%
2017	101.5%
2018	101.0%
2019	100.5%
2020	100.0%

(b) In the event that fewer than all the outstanding Series A Preferred Shares are to be redeemed on or subsequent to the Call Date, the number of Series A Preferred Shares to be redeemed shall be determined by the Board of Directors, and the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or by any other method as may be determined by the Board of Directors, in its sole discretion to be equitable, provided that such method satisfies any applicable requirements of any securities exchange (if any) on which the Series A Preferred Shares are then listed.

(c) Unless full dividends on the Series A Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the then current Dividend Period, no Series A Preferred Shares shall be redeemed on or subsequent to the Call Date unless all outstanding Series A Preferred Shares are redeemed, and the Corporation shall not purchase or otherwise acquire any Series A Preferred Shares; provided, however, that the Corporation may purchase or acquire Series A Preferred Shares on or subsequent to the Call Date on a Redemption Date at the Redemption Price to holders of all outstanding Series A Preferred Shares.

(d) The Corporation shall not redeem or set aside funds for the redemption of any stock of the Corporation ranking junior or on parity with the Series A Preferred Shares as to dividends or amounts upon liquidation unless prior to or contemporaneously therewith it redeems, or sets aside funds for the redemption of, a number of shares of Series A Preferred Shares whose liquidation preference bears the same relationship to the aggregate liquidation preference of all shares of Series A Preferred Shares then outstanding as the liquidation preference of such junior or parity stock to be redeemed bears to the aggregate liquidation preference of all junior or parity stock, as applicable, then outstanding.

(e) A notice by the Corporation pursuant to this Section shall be sufficiently given if in writing and mailed, first class postage prepaid, to each record holder of Series A Preferred Shares at the holder’s address as it appears in the records of the Corporation’s transfer agent. In any case where notice is given by mail, neither the failure to mail such notice nor any defect in the notice, to any particular holder shall affect the sufficiency of such notice to any other holder. Any notice mailed to a holder in the manner described above shall be deemed given on the date mailed, whether or not the holder actually receives the notice. A notice of redemption shall be given not less than 30 days and not more than 60 days prior to the date of redemption specified in the notice, and shall specify (i) the redemption date, (ii) the number of Series A Preferred Shares to be redeemed, (iii) the redemption price and (iv) the manner in which holders of Series A Preferred Shares called for redemption may obtain payment of the redemption price in respect of those shares.

(f) Any Series A Preferred Shares that are duly called for redemption pursuant to the terms set forth in this Section shall be deemed no longer to be outstanding for any purpose from and after that time that the Corporation shall have irrevocably deposited with the Paying Agent funds in an amount equal to the aggregate redemption price. From and after that time, the holders of the Series A Preferred Shares so called for redemption shall have no further rights as stockholders of the Corporation and in lieu thereof shall have only the right to receive the applicable Redemption Price.

(g) Series A Preferred Shares redeemed pursuant to this Section or purchased or otherwise acquired for value by the Corporation shall, after such acquisition, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Corporation at any time as shares of any series of Preferred Stock other than as Series A Preferred Shares.

(6) Mandatory Redemption. Should the Corporation cease, at anytime while the Series A Preferred Shares are outstanding, to be subject to regulation and supervision by the Federal Reserve, Office of Thrift Supervision, Office of Comptroller of the Currency or a state bank regulatory authority, as applicable (or any successor federal or state regulatory authority having jurisdiction over the Corporation) (a “Mandatory Redemption Event”), any holder of the Series A Preferred Shares shall have the right to demand that the Corporation redeem such holder’s Series A Preferred Shares at any time within 90 days following written notice to the holders of the Series A Preferred Shares that a Mandatory Redemption Event has occurred at the Mandatory Redemption Price. “Mandatory Redemption Price” means an amount in cash equal to 105% of the principal amount of Series A Preferred Shares to be redeemed prior to the Call Date and thereafter equal to the percentage of the principal amount of the Series A Preferred Shares that is specified in Section 5(a) for the optional redemption at the Redemption Price plus, in each case, (i) all accrued but unpaid dividends for the current dividend Period (whether or not declared) to, but excluding the date of redemption and (ii) all accrued but unpaid dividends that have been declared with respect to one or more prior Dividend Periods (but without accumulation of any previously undeclared and unpaid dividends for prior Dividend Periods) to the date of redemption.

(7) Voting Rights.

(a) General. Except as expressly provided in this Section 7 and as required by law, holders of Series A Preferred Shares shall have no voting rights. When the holders of Series A Preferred Shares are entitled to vote, each Series A Preferred Share will be entitled to one vote.

(b) Right to Elect Directors. At any time that full dividends on the Series A Preferred Shares shall not have been paid (i) for four (4) or more Dividend Periods (whether or not consecutive) or (ii) for one (1) Dividend Period following the payment in full of dividends on the Series A Preferred Shares for twelve (12) consecutive Dividend Periods (a “Preferred Dividend Cure”) after the occurrence of the circumstances described in clause (i) above (each a “Preferred Dividend Default”), the number of directors then constituting the Board of Directors of the Corporation will be increased by two, and the holders of the Series A Preferred Shares, voting as a single class together with the holders of each other series of Preferred Stock then entitled by the terms of such Preferred Stock to vote for additional directors (the “Parity Voting Preferred Stock”), will be entitled to elect such two additional directors (each a “Preferred Director”) to serve on the Corporation’s Board of Directors at a special meeting called by the holders of at least 10% of the then outstanding Series A Preferred Shares (or the holders of any other Parity Voting Preferred Stock); provided, however, if such request is received within 90 days of the day fixed for the next annual meeting of stockholders, then the holders of the Preferred Stock shall elect the Preferred Directors at such scheduled annual meeting. Upon a Preferred Dividend Cure following the most recent Preferred Dividend Default, the holders of Series A Preferred Shares shall be divested of the voting rights set forth above and the term of office of the Preferred Stock Directors elected as provided above shall terminate (subject to revesting in the event of each and every Preferred Dividend Default). Any Preferred Director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding Series A Preferred Shares entitled to vote, voting together as a single class with the holders of all other series of Parity Voting Preferred Stock, at a meeting of the Corporation’s stockholders, or of the holders of the Series A Preferred Shares and all other series of Preferred Stock so entitled to vote thereon, called for that purpose. As long as dividends on the Series A Preferred Shares shall not have been paid for the preceding quarterly Dividend Period, (i) any vacancy in the office of any Preferred Director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by the remaining Preferred Director and filed with the Corporation, and (ii) in the case of the removal of any Preferred Director, the vacancy may be filled by the vote of the holders of the outstanding Series A Preferred Shares entitled to vote, voting together as a single class with the holders of all other series of Preferred Stock entitled to vote on the matter, at the same meeting at which such removal shall be voted. Each director appointed as aforesaid by the remaining Preferred Director shall be deemed, for all purposes hereof, to be a Preferred Director. Any Preferred Director will be deemed to be an Independent Director for purposes of the actions set forth in Section 8(b) requiring the approval of a majority of the Independent Directors.

(c) Certain Voting Rights. The affirmative vote or consent of the holders of at least 67% of the outstanding Series A Preferred Shares will be required (i) to authorize, create or issue, or increase the authorized, created or issued amount of, any class or series of stock which shall, as to dividends or distribution of assets, rank senior to the Series A Preferred Shares, or reclassify any authorized class or series of stock of the Corporation into any such stock, or authorize, create or issue any obligation or security convertible into or evidencing the right to purchase any such stock or (ii) amend, alter, repeal or change the provisions of the Corporation’s Articles of Incorporation (including this Section 2.3 and the terms of the Series A Preferred Shares), including, without limitation, by consolidation or merger, so as to adversely affect the voting powers, preferences or rights of the holders of Series A Preferred Shares. Notwithstanding the foregoing, but subject to clause (i) above, an alteration or change to the provisions of the Corporation’s Articles of Incorporation shall not be deemed to affect the voting powers, preferences or special rights of the holders of the Series A Preferred Shares, provided that: (x) the Series A Preferred Shares remain outstanding with the terms thereof unchanged; or (y) the Series A Preferred Shares are converted in a merger or consolidation transaction into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series A Preferred Shares set forth herein and the terms and number of authorized and issued shares of any stock that is senior to the Series A Preferred Shares of the issuer are also identical to the terms and number of authorized and issued shares of senior stock of the Corporation immediately prior to such merger or consolidation transaction. The above notwithstanding, an increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock or an increase in the amount of authorized shares of any such series, in each case ranking on a parity with or junior to the Series A Preferred Shares with respect to payment of dividends or distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to adversely affect the voting powers, preferences or rights of the holders of the Series A Preferred Shares.

(8) Independent Directors.

(a) Number; Definition. As long as any Series A Preferred Shares are outstanding, at least two directors on the Board of Directors shall be Independent Director. As used herein, “Independent Director” means any director of the Corporation who is either (i) not a current officer or employee of the Corporation or a current director, officer or employee of the Corporation or any affiliate of the Corporation, or (ii) a Preferred Director.

(b) Approval of Independent Directors. As long as any Series A Preferred Shares are outstanding, the Corporation may not take the following actions without first obtaining the approval of a majority of the Independent Directors: (i) the issuance of additional Preferred Stock ranking senior to, or on a parity with, the Series A Preferred Shares, and (ii) the redemption of any shares of Common Stock. So long as the number of Independent Directors is two, the foregoing actions must be approved by both of the Independent Directors.

(c) Determination by Independent Directors. In determining whether any proposed action requiring their consent is in the best interests of the Corporation, the Independent Directors shall consider the interests of holders of both the Common Stock and the Preferred Stock, including, without limitation, the holders of the Series A Preferred Shares. In considering the interests of the holders of the Preferred Stock, including, without limitation, holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties that the Independent Directors owe with respect to holders of shares of Common Stock.

(9) No Conversion Rights. The holders of Series A Preferred Shares shall not have any rights to convert such shares into shares of any other class or series of stock or into any other securities of, or any interest in, the Corporation.

(10) No Sinking Fund. No sinking fund shall be established for the retirement or redemption of Series A Preferred Shares.

(11) Preemptive or Subscription Rights. No holder of Series A Preferred Shares of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation that it may issue or sell.

(12) No Other Rights. The Series A Preferred Shares shall not have any designations, preferences or relative, participating, optional or other special rights except as set forth in the Corporation’s Articles of Incorporation or as otherwise required by law.

(13) Compliance with Applicable Law. Declaration by the Board of Directors and payment by the Corporation of dividends to holders of the Series A Preferred Shares and repurchase, redemption or other acquisition by the Corporation of Series A Preferred Shares shall be subject in all respects to any and all restrictions and limitations placed on dividends, redemptions or other distributions by the Corporation (or any such other entity) under (i) laws, regulations and regulatory conditions or limitations applicable to or regarding the Corporation (or any such other entity) from time to time and (ii) agreements with federal or state banking authorities with respect to the Corporation (or any such other entity) from time to time in effect.”

ARTICLE THREE

These Articles of Amendment were adopted and approved by the Board of Directors of the Corporation on July 26, 2005 in accordance with Article 55.10.01 of the NCBCA.

ARTICLE FOUR

The amendments contained in these Articles of Amendment have been approved in the manner required by the NCBCA and the constituent documents of the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to Amended and Restated Articles of Incorporation on August 15, 2005.

MidCarolina Financial Corporation

By:
Name:	Chris Redcay
Title:	Midcarolina Financial Corporation, CFO

Signature Page of Articles of Amendment to

Restated Articles of Incorporation